Return Enhanced Notes (REN) Linked to the S&P 500® Index due July 17, 2013 Leveraged upside up to a cap, full downside exposure	FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-162195 Dated: June 27, 2012

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General
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The notes are designed for investors who seek a return at maturity of two times the potential positive performance (if any) of the SANDP 500(R) Index up to the
Maximum Return on the notes. The notes do not pay coupons or dividends and investors should be willing to lose some or all of their investment if the
Ending Index Level is less than the Initial Index Level. Any payment on the notes is subject to the credit of the Issuer. Summary of Indicative Terms
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CUSIP:                   2515A1KN0
Issuer:                  Deutsche Bank AG, London Branch
Maturity/Tenor:          Approximately 12 months
Index                    The SandP 500(R) Index (Ticker: SPX)
Face Amount:             $1,000 per note
Upside Leverage Factor:  2
Maximum Return:          22.12%. The actual Maximum Return on the notes will be
                         set on the Trade Date and will not be less than 22.12%.
Payment at Maturity:     o  If the Ending Index Level is greater than the
                         Initial Index Level:
                         $1,000 + [$1,000 x the lesser of
                         (i)  Index Return x Upside Leverage Factor and
                         (ii) the Maximum Return]
                         o  If the Ending Index Level is equal to the Initial
                         Index Level:
                                                 $1,000
                         o  If the Ending Index Level is less than the Initial
                         Index Level:
                                         $1,000 + ($1,000 x Index Return)
Index Return:            Ending Index Level - Initial Index Level
                         ----------------------------------------
                                    Initial Index Level
Initial Index Level:     The Index closing level on the Trade Date
Ending Index Level:      The arithmetic average of the Index closing levels on
                         each of the five Averaging Dates
Trade Date:              June 29, 2012
Settlement Date:         July 5, 2012
Averaging Dates:         July 8, 2013, July 9, 2013, July 10, 2013, July 11, 2013
                         and July 12, 2013
Maturity Date:           July 17, 2013
Fees and Commissions:    JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC
                         and its affiliates will act as placement agents for the
                         notes and will receive a fee from the Issuer that will
                         not exceed $10.00 per $1,000 Face Amount of notes, but
                         may forgo any fees for sales to certain fiduciary
                         accounts for which JP Morgan Chase Bank, N.A. or its
                         affiliates acts in a fiduciary capacity.  For more
                         information see "Supplemental Plan of Distribution" in
                         the accompanying term sheet No. 1560AF.

For more information regarding this offering, please refer to the term sheet No.
1560AF on the SEC website at [ ].
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Note Characteristics
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o    Potential for enhanced equity returns by the Upside Leverage Factor of 2 up to the Maximum Return.
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Risk Considerations
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o    Appreciation potential capped by the Maximum Return.
o    You will lose some or all of your investment in the notes if the Ending
     Index Level is less than the Initial Index Level.
o    Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return on the initial investment at maturity.
o    Any payment on the notes is subject to the creditworthiness of the Issuer.
o    The Issuer (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Accordingly, you should be able and willing to hold your notes to maturity.
o    Additional risk factors can be found on the last page of this fact sheet.

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Hypothetical Return at Maturity
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             NOT FDIC / NCUA INSURED OR GUARANTEED * MAY LOSE VALUE
                        NO BANK GUARANTEE * NOT A DEPOSIT
          NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL AGENCY

Calculating the Payment at Maturity
Return
For every $1,000 Face Amount of notes, investors will receive at maturity an amount based on the Index Return, determined as follows. Any payment on the notes is subject to the credit of the Issuer.

Hypothetical Payments at Maturity
The hypothetical returns set forth below assume $1,000 of Face Amount of notes, an Upside Leverage Factor of 2 and a Maximum Return on the notes of 22.12%. The actual Maximum Return will be set on the Trade Date.

Percentage Change in Index	Total Return on Notes	Payment at Maturity
100.00%	22.12%	$1,221.20
80.00%	22.12%	$1,221.20
50.00%	22.12%	$1,221.20
20.00%	22.12%	$1,221.20
11.06%	22.12%	$1,221.20
10.00%	20.00%	$1,200.00
5.00%	10.00%	$1,100.00
2.50%	5.00%	$1,050.00
0.00%	0.00%	$1,000.00
-5.00%	-5.00%	$950.00
-10.00%	-10.00%	$900.00
-20.00%	-20.00%	$800.00
-50.00%	-50.00%	$500.00
-80.00%	-80.00%	$200.00
-100.00%	-100.00%	$0.00
Yes

greater than 0%?

Selected Risk Factors

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS OF SOME OR ALL OF YOUR INITIAL INVESTMENT — The notes do not pay coupons or dividends and do not guarantee any return of your investment.  The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative.  Your investment will be fully exposed to any decline in the Ending Index Level as compared to the Initial Index Level.

YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN  — If the Ending Index Level is greater than the Initial Index Level, for each $1,000 Face Amount of notes, you will receive at maturity $1,000 plus an additional amount that will not exceed the product of the Maximum Return and $1,000 Face Amount.

THE NOTES DO NOT PAY COUPONS — Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks comprising the S&P 500® Index would have. The return on your notes will not reflect the return you would realize if you directly invested in the stocks comprising the S&P 500® Index.

THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS —  Any payment to be made on the notes, including any Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you may not receive the Payment at Maturity owed to you under the terms of the notes.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the notes prior to maturity. As a result, the price, if any, at which Deutsche Bank AG (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — While we expect that, generally, the level of the Index will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of economic and market factors that may either offset or magnify each other.

TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We or one or more of our affiliates expect to hedge our exposure from the notes by entering into equity and equity derivative transactions. Such trading and hedging activities may affect the Index and make it less likely that you will receive a return on your investment. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Index on a regular basis. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Index. By introducing competing products into the marketplace, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investing strategies relating to the notes.

POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN — We expect to treat the notes for U.S. federal income tax purposes as prepaid financial contracts that are not debt. If this treatment is respected, (i) you generally should not recognize taxable income or loss prior to the maturity or disposition of your notes and (ii) your gain or loss on the notes generally should be capital gain or loss. However, significant aspects of the tax treatment of the notes are uncertain. If the Internal Revenue Service (“IRS”) were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could differ materially and adversely from those described briefly above. In addition, Treasury and the IRS released a notice requesting comments on the tax treatment of “prepaid forward contracts” and similar instruments. Any resulting guidance could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the accompanying product supplement for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 1560AF, the underlying supplement and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet No. 1560AF and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.